EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS

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
                                                                   	12 Months Ended
                                                 	March	   December  	December	    December	  December	  December
	                                                 1995	      1994	     1993	         1992	      1991		      1990
                                                                   	(In Thousands of Dollars)
Net Income		                                     $312,326  	$323,617  	$309,866	   $264,347	  $233,681	  $175,446
Taxes on Income	 	                                148,777	   156,702  	 140,833	    105,994	    88,041	    22,818
Adjusted Net Income	                            	$461,103	  $480,319	  $450,699	   $370,341	  $321,722	  $198,264
Fixed Charges:
	Interest and Amortization of Debt Discount
	   and Expense and Premium on all Indebtedness 	$206,243  	$204,205  	$199,415  	$200,848	  $213,616	  $194,656
	Capitalized Interest	                            	13,110    	12,427    	16,167	    13,800	    20,953	    25,748
	Interest Factor in Rentals		                       2,079	     2,011      2,144      2,033	     1,801	     1,840
	Total Fixed Charges		                           $221,432  	$218,643	  $217,726	  $216,681	  $236,370	  $222,244

Preferred and Preference
	Dividend Requirements: (1)
	Preferred and Preference Dividends            	$  39,843 	$  39,922	 $  41,839	  $  42,247	 $  42,746	 $  40,261
	Income Tax Required		                             18,722	    19,075  	  18,763	     16,729	    15,916	     5,166
	Total Preferred and Preference
	    Dividend Requirements	                    	$  58,565 	$  58,997 	$  60,602	  $  58,976	 $  58,662	 $  45,427

Total Fixed Charges and Preferred
	and Preference Dividend Requirements	          $279,997  	$277,640	  $278,328	   $275,657	  $295,032	  $267,671

Earnings (2)	                                  	$669,425	  $686,535	  $652,258	   $573,222	  $537,139	  $394,760

Ratio of Earnings to Fixed Charges	                	3.02      	3.14      	3.00	       2.65       2.27	      1.78
Ratio of Earnings to Combined Fixed
	Charges and Preferred and Preference
	Dividend Requirements	                            	2.39      	2.47      	2.34	       2.08	      1.82	      1.47

(1)	Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock and preference stock.
(2)	Earnings are deemed to consist of net income that includes earnings of BGE's consolidated subsidiaries, equity in the net income of BGE's unconsolidated subsidiary, income taxes (including deferred income taxes and investment tax credit adjustments), and fixed charges other than capitalized interest.

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